FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

New Composition of the Audit Committee

Autonomous City of Buenos Aires, April 28th 2026

Securities and Exchange Commission

RE: Relevant Event. New Composition of the Audit Committee.

With due consideration:

I am pleased to address you in my capacity as Head of Market Relations of Banco BBVA Argentina S.A. in order to inform that the Board of Directors, at its meeting held today, resolved to replace Ms. Adriana María Fernández de Melero with Mr. Lorenzo de Cristóbal de Nicolás on the CNV/BCRA Audit Committee, the composition of which is now as follows:

Directors:	Lorenzo de Cristóbal de Nicolás Ignacio Javier Lacasta Casado Ernesto Mario San Gil
Internal Audit Director:	Mrs. Ana Karina Ortiz Cuéllar

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 28, 2026	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer